USA VIDEO INTERACTIVE CORP.

02 FEB 25 AM 8:49

January 22, 2002

02015369

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

/cg
Encl.

dlw 2/25

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO
USA VIDEO INTERACTIVE CORP

USVO, Inc. Expands StreamHQ™ Internet Media Services with Launch of mediaClix™

Innovative Solution Offers Increased Effectiveness and Intelligence for all "Click-Through" Web Models.

Mystic, Connecticut, January 22, 2002 – USA Video Interactive Corporation (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; www.usvo.com) announced the latest expansion of its StreamHQ™ Internet media-delivery architecture, with the unveiling of mediaClix™. Billed as "the power behind the click," mediaClix™ empowers under-performing "click-through" models with the unprecedented power of StreamHQ™ rich media and the intelligence of its advanced data capture and reporting.

mediaClix™ is the second commercial product announced under the StreamHQ™ media-delivery architecture, and was designed to provide a higher return on investment (ROI) to web-based business models that use click-through activities as an integral part of online marketing.

"Getting prospects to click on a web element and then directing their engagement with your company are two different things," said USVO's President and CEO Edwin Molina. "mediaClix™ puts new power behind the click by giving our clients a much more dynamic and targeted interaction with their prospects than has been possible previously. Essentially, mediaClix™ lets our clients integrate the elements of a TV commercial with the elements of a print ad and make the whole thing interactive. mediaClix™ introduces an incredibly accessible and powerful approach to generating value from click-throughs, and represents another step in fulfilling USVO's commitment to continuously create new value for our clients and our shareholders."

USVO's first signed mediaClix™ customer is World Vacations, Inc., which just completed a contract with USVO for an initial combined Zmail and mediaClix™ campaign. Founded in 1995, World Vacations, Inc. specializes in web-based vacation marketing, and offers access to a variety of travel values, including preferred pricing from more than 2900 top resorts, hotels, and condominiums worldwide through its joint venture with Qualycon.

"Our on-line vacation services are already experiencing tremendous growth," said World Vacations, Inc. President Rooney Castellon. "With the launch of our Zmail and mediaClix™ promotions we expect to accelerate our growth even further, and create new and innovative value for our business model."

About World Vacations, Inc.
Founded in 1995, World Vacations Inc. specializes in vacation, tourism, and time-share marketing. Through its joint venture with Qualycon, World Vacations, Inc. offers a sophisticated web-based model for vacation club membership to a worldwide audience. With more than 15,000 members already enrolled, and with global relationships including more than 2900 resorts, hotels, and condominiums providing members with on-line air line reservations, car rental services, cruises, and entertainment attractions at preferred pricing, World Vacations, Inc. is in the forefront of Internet innovations servicing the travel industry in Latin America and worldwide.

About USA Video Interactive Corporation

USVO (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**) is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added content delivery services. StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple modes that take advantage of the available connectivity. While competitors take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond high quality content delivery, USVO gives its customers media asset management tools and information that provide accountability and return on investment (ROI) for their streaming expenditures. StreamHQ™ encompasses a range of end-to-end services from source to viewing, including content production, content encoding, asset management and protection, media and application hosting, multi-mode content distribution, and transaction data capture and reporting. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin Stock Exchange: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com

USVO
USA VIDEO INTERACTIVE CORP

World Vacations, Inc. Contracts with USVO to use Zmail and mediaClix™ to Advance its Internet Travel Services.

Mystic, Connecticut, January 22, 2002 – USA Video Interactive Corporation (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com) announced today that World Vacations, Incorporated has contracted to use USVO's Zmail and mediaClix™ services for a promotional campaign targeted to the travel and tourism markets.

With the signing of this contract, World Vacations, Inc. became USVO's first Latin American client, signaling USVO's entry into a priority geographical market for the expansion of USVO's StreamHQ™ services.

Founded in 1995, World Vacations, Inc. specializes in web-based vacation marketing. Through its joint venture with Qualycon www.qualycon.net World Vacations, Inc. offers access to Qualycon's unique online real-time reservation system. Qualycon operates the largest web based vacation reservation system in Latin America, featuring relationships with more than 2900 top resorts, hotels, and condominiums worldwide.

"Our on-line vacation services are already experiencing tremendous growth," said World Vacations, Inc. President Rooney Castellon. "With the launch of our Zmail and mediaClix™ promotions we expect to accelerate our growth even further, and create new and innovative value for our business model."

"Our contract with World Vacations, Inc. moves USVO's media services into important vacation and tourism markets," said Daniel E. Kinnaman, USVO's Senior Vice President of Sales & Marketing. "World Vacations, Inc.'s adoption of Zmail and mediaClix is another indication of the versatile value of these technologies in multiple markets around the globe."

About World Vacations, Inc.
Founded in 1995, World Vacations Inc. specializes in vacation, tourism, and time-share marketing. Through its joint venture with Qualycon, World Vacations, Inc. offers a sophisticated web-based model for vacation club membership to a worldwide audience. With more than 15,000 members already enrolled, and with global relationships including more than 2900 resorts, hotels, and condominiums providing members with on-line air line reservations, car rental services, cruises, and entertainment attractions at preferred pricing, World Vacations, Inc. is in the forefront of Internet innovations servicing the travel industry in Latin America and worldwide.

About USA Video Interactive Corporation
USVO (OTCBB: **USVO**; CDNX: **US**; BSE/Frankfurt: **USF**) is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added content delivery services. StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple modes that take advantage of the available connectivity. While competitors take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond high quality content delivery, USVO gives its customers media asset management tools and information that

provide accountability and return on investment (ROI) for their streaming expenditures. StreamHQ™ encompasses a range of end-to-end services from source to viewing, including content production, content encoding, asset management and protection, media and application hosting, multi-mode content distribution, and transaction data capture and reporting. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin Stock Exchange: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com

USA VIDEO INTERACTIVE CORP.

02 FEB 25 AM 8:49

January 17, 2002

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USA Video Interactive and eDirect, Inc. Form Strategic Sales and Marketing Partnership

Mystic, Connecticut, January 17, 2002 -- USA Video Interactive Corporation (OTCBB: **USVO**; CDNX: **US**; BSE: **USF**, www.usvo.com) today announced that it has signed a strategic sales and marketing agreement with eDirect, Inc. (www.edirect.com), the nation's largest owner of opt-in email names. Within the context of this agreement, eDirect may market and sell USVO's Zmail services on a preferred provider basis for use in marketing, corporate communications, and customer service email campaigns. Likewise, USVO will market and rent eDirect's opt-in email lists to its customers. The agreement, which is for one year, creates a new sales and marketing channel for USVO's Zmail marketing and communications technology.

"eDirect's powerful marketing solutions are well-matched to the value-added features of Zmail," said Daniel Kinnaman, USVO's Senior Vice President of Sales and Marketing. "We are extremely pleased to launch this partnership, and we look forward to the benefits it will bring to our clients and our shareholders."

"As the leader in e-mail marketing, eDirect's partnership with USVO will help to fulfill our customers' demand for video streaming and online commercials," said Michael Brauser, CEO and President of eDirect. "eDirect has been the leader in text based and html e-mail marketing for years and most recently video streaming, and now our customer base of over 2,000 will have access to video streaming commercials at a fraction of the cost of a TV commercial."

About eDirect

EDirect, located in Boca Raton, Florida, is the leading provider of integrated precision marketing tools for online and offline environments, enabling marketers to identify, target, reach and build relationships with consumers. The company has a significant advantage over existing competitors, in that it has the ability to verify the validity of all email addresses and to append traditional data with email data to produce greater results. eDirect employs a talented team of experienced technologists and seasoned marketing professionals dedicated to serving its customers. For more information visit their website at www.edirect.com.

About USA Video Interactive

USVO (www.usvo.com) is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The company has developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. StreamHQ™ facilitates the transmission of digitized and compressed video to the user's desktop via multiple modes that take advantage of available connectivity. While competitors take a "one-size-fits-all" streaming approach, StreamHQ™ brings unique value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond high quality media delivery, USVO gives its customers media asset management tools and information that provide accountability and return on investment (ROI)

for their streaming expenditures. USVO has created Zmail, which uses StreamHQ™ to deliver rich media emails for advertising, marketing, corporate communications, and customer service applications. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy, and has a similar patent pending in Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street; Mystic, CT 06355; (800) 625-2200; (860) 572-1560. Canada Office: 837 West Hastings Street; Suite #507; Vancouver, B.C. V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on The Canadian Venture Exchange: US; Trading Symbol on the Berlin and Frankfurt Stock Exchanges: USF. Standard & Poors Listed. CUSIP 902924208. The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact: Kevin Yorio, 860-572-1560; info@usvo.com